Lombardi's Foods, Inc.

FINANCIAL STATEMENTS

July 31, 2020

Bruce Miller & Assoc.

15315 Magnolia Blvd., Ste 113 • Sherman Oaks, CA 91403 • (818) 380-0480 • Fax: (818) 380-0114



Bruce Miller & Assoc.

Tax, Accounting & Management Svcs.

Board of Directors
Lombardi Foods, Inc.
576 N. Bellflower Blvd Unit 317
Long Beach, Ca. 90814

We have reviewed the accompanying balance sheet of Lombardi Foods, Inc. as of July 31, 2020 and the related statements of revenues and expenses, statement of shareholders equity, and cash flows and related notes to financials for the period then ended, in accordance with the accounting and review standards per GAAP generally accepted in the United States of America. All information included in these financial statements is the representation of the officers and management for Lombardi Foods, Inc.

A review consists principally of inquiries of management personnel and analytical procedures applied to financial data. It is substantially less in scope that an audit in accordance with GAAP auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Bruce Miller & Associates

August 7, 2020

15315 Magnolia Blvd., Ste 113 • Sherman Oaks, CA 91403 • (818) 380-0480 • Fax: (818) 380-0114

Lombardi's Foods
Balance Sheet
July 31, 2020

Current Assets		
Cash in banks	25	
		25
Fixed Assets		
Equipment	0	
less accumulated depre.	0	
		0
Total Assets		25
Equity		
Owners Equity		25
Total Liabilities & Equity		25

See accountants compilation letter

Lombardi's Foods
Income & Expense Summary
One Month Ending July 31, 2020

Commissions Earned   0

General & Administrative Expenses

                                                      0

Net Income   0

See accountants compilation letter.

Lombardi Foods, Inc.
Statement of Cash Flows
Period Ending July 31, 2020

Cash at beginning of year 1/1/20	-0-
Operating Activities	
Revenues Earnings	-0-
Expenses Disbursements	-0-
Cash (decrease) used by operating activities	-0-
Shareholder Contributions	25
Cash balance at end of period 7/31/20	25

Lombardi Foods, Inc.
July 31, 2020
Statement of Shareholders Equity

Shareholders Equity beginning of Period   -0-

Shareholder Investments   25

Shareholder Equity Ending July 31, 2020   25

Lombardi Foods, Inc.
July 31, 2020
Notes to Financials

Lombardi's Foods is a newly formed corporation as of July 24, 2020 in the State of Wyoming. Their Registered Agent is Registered Agents Inc. at 30 N. Gould St. Ste. R Sheridan, WY 82801

The company has not begun operations as of the date of this statement. They are going to be seeding investors and/or public funding.

Once company operations have begun, financial statements will be prepared quarterly withing 45 days of a quarterly ending period.

Accounting policy for the company will be accrual based and cost of goods sold on the FIFO method.

All statements will be prepared based upon generally accepted accounting principles (GAAP) for North America.